EXHIBIT 12.1
Federal Home Loan Bank of Des Moines
Computation of Ratio of Earnings to Fixed Charges

	Three Months
	Ended
	March 31,	Years Ended December 31,
(Dollars in millions)	2006	2005	2004	2003	2002	2001
Earnings
Income before assessments	$29.0	$301.4	$135.7	$184.4	$62.2	$121.0
Fixed charges	495.1	1,584.7	930.1	852.4	1,016.3	1,589.0

Total earnings	$524.1	$1,886.1	$1,065.8	$1,036.8	$1,078.5	$1,710.0

Fixed charges
Interest expense	$495.0	$1,584.4	$929.8	$852.1	$1,016.2	$1,588.9
Estimated interest component of net rental expense[1]	0.1	0.3	0.3	0.3	0.1	0.1

Total fixed charges	$495.1	$1,584.7	$930.1	$852.4	$1,016.3	$1,589.0

Ratio of earnings to fixed charges	1.06	1.19	1.15	1.22	1.06	1.08

[1]	Represents an estimated interest factor.